ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 2, 2012	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22637 and 333-178146) (the “Fund”) and Blackstone Alternative Alpha Master Fund (File No. 811-22635) (the “Master Fund” and collectively with the Fund, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ response to comments on Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 1 to the Master Fund’s Registration Statement on Form N-2 under the 1940 Act, each of which was filed on January 11, 2012, which Larry Greene provided to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Funds, over the telephone on January 26, 2012. The comments, together with the Funds’ responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

General

1.	Please add additional disclosure addressing the following questions relating to the Master Fund waiving voting rights in the Investment Funds in which it invests:

a.	Who determines if the Master Fund will waive its voting rights (e.g., investment adviser and/or board)? If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Master Fund’s voting rights.

Response: The Master Fund’s investment adviser determines whether or not the Master Fund will waive its voting rights. In light of the fact that the Investment Funds in which the Master Fund will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances), the Board has not adopted specific written procedures for waiving the Master Fund’s voting rights but the Master Fund’s investment adviser will

February 2, 2012

determine whether to waive the Master Fund’s voting rights consistent with its fiduciary duties and provide reports to the Board in situations where voting rights are waived. The Fund has added disclosure under the heading “Risks Associated With BAAM and the Operation of the Fund — Non-Voting Securities; Inability to Vote” in response to this comment.

b.	Will the Master Fund’s board or the adviser consider the interests of the Master Fund’s adviser or the adviser’s other clients when deciding to waive the Master Fund’s voting rights?

Response: The Master Fund’s investment adviser may cause the Master Fund and its other clients to waive voting rights with respect to (or to invest in non-voting securities of) Investment Funds. The Master Fund’s investment adviser will allocate the acquisition of voting and non-voting securities among its clients (including the Master Fund) in a manner that is fair and equitable to all of its clients (including the Master Fund). In making these decisions, the Master Fund’s investment adviser will take into consideration a number of factors, typically including the nature of the investment, the size of client investments in an Investment Fund, the voting rights provided for by the Investment Fund, and the previous allocations of opportunities to acquire voting and non-voting securities. The Fund has added disclosure under the heading “Risks Associated With BAAM and the Operation of the Fund — Non-Voting Securities; Inability to Vote” in response to this comment.

2.	Please add disclosure specifying whether the expense limitation undertaking can be terminated by the adviser without the consent of the Board at any time prior to March 31, 2015?

Response: This arrangement cannot be terminated prior to March 31, 2015 without the Board’s consent. The Fund has added disclosure to footnote 7 to the expense table in response to this comment.

3.	Please add disclosure stating that the Fund and Master Fund will not be operated on leveraged bases in their first year of operations, or revise the disclosure accordingly.

Response: The Fund has added disclosure under the headings “Borrowing” in the synopsis and “Risks Associated With BAAM and the Operation of the Fund — Borrowing by the Fund; Investments are Leveraged “ in response to this comment.

4.	Please add disclosure describing how the Master Fund will value any of its investments held in side pockets.

Response: The Master Fund will value investments that are “side pocketed” by underlying Portfolio Managers based on the Master Fund’s valuation policies that apply to its investments in Investment Funds generally. The Fund has added disclosure under the heading “Risks — Risks Arising from Investment Activities of the Investment Funds — Risk of Indirectly Investing in “Side Pockets” in response to this comment.

February 2, 2012

Very Truly Yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

cc:	Scott Sherman, Esq.

James E. Thomas, Esq.